UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 15/A*
______________

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-12803

URSTADT BIDDLE PROPERTIES INC.
(Exact name of registrant as specified in its charter)

321 Railroad Avenue, Greenwich, CT 06830; (203) 863-8200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.50% Series D Senior Cumulative Preferred Stock
(Title of each class of securities covered by this Form)

Common Stock, par value $.01 per share
Class A Common Stock, par value $.01 per share
7.125% Series F Cumulative Preferred Stock
6.75% Series G Cumulative Redeemable Preferred Stock
Preferred Share Purchase Rights

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Urstadt Biddle Properties Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2015	URSTADT BIDDLE PROPERTIES INC.

	By:	/s/ Thomas D. Myers
Thomas D. Myers
Executive Vice President, Secretary and Chief Legal
Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*This Amendment No. 1 to Form 15 is being filed solely to correct a technical issue with the EDGAR submission.